

September 7, 2021

Howard Gostfrand
Chief Executive Officer
AG Acquisition Group III, Inc.
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401

> **Re: AG Acquisition Group III, Inc.**
> **Form 10-12G**
> **Filed August 13, 2021**
> **File No. 000-56326**

Dear Mr. Gostfrand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G

Item 5. Directors and Executive Officers, page 15

1. Please describe the business experience during the past five years of Howard Gostfrand and Laura Anthony, as required by Item 401(e) of Regulation S-K. For example, we note their involvement with AG Acquisition Group, Inc. and AG Acquisition Group II, Inc. Please disclose their affiliation with blank check companies, including:

   - The company's name;
   - Their relationship with the company;
   - Whether the company has engaged in a business combination;
   - Whether the company registered any offerings under the Securities Act; and

- Whether any transaction resulted in termination of their association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

Item 7. Certain Relationships and Related Transactions, page 16

2. Please provide the information required by Item 404 of Regulation S-K. We note, for example, the related party transactions described in Notes 4 and 5 to the financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laura Anthony